Exhibit 4.3

AMENDMENT NO. 1

TO

INVESTOR RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 TO INVESTMENT RIGHTS AGREEMENT (this “Amendment”), dated as of December 20, 2013, is made by and among Minerva Neurosciences, Inc., a Delaware corporation, as the corporate successor to Cyrenaic Pharmaceuticals, Inc. (the “Company”), and the undersigned investors of the Company (the “Investors”).

WHEREAS, the Company and the Investors are parties to that certain Investor Rights Agreement, dated as of August 29, 2007 (the “Agreement”);

WHEREAS, on November 12, 2013, the name of the Company was changed to “Minerva Neurosciences, Inc.”; and

WHEREAS, the Company and the Investors, in accordance with Section 7.3 of the Agreement, desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound, hereby agree as follows:

Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Agreement.

1.             The following definitions are hereby amended and restated to read in their entirety as follows:

“‘Company’ means Minerva Neurosciences, Inc., a Delaware corporation.”

2.             Section 5.1 of the Agreement is hereby amended in its entirety to read as follows:

“5.1        Election of Directors.  The Company shall take or cause to be taken such actions as may be required from time to time to establish and maintain the number of persons comprising the Board at six (6), and the Investors shall take or cause to be taken such actions as may be required from time to time to elect as directors (i) two (2) directors designated by Care Capital LLC (“Care Capital”), who shall as of the date of Amendment No. 1 to this Agreement be Robert Seltzer and Lorenzo Pellegrini, (ii) two (2) directors designated by Index Ventures III (Delaware) L.P. (“Index”) who shall as of the date of Amendment No. 1 to this Agreement be Michele Ollier and

Francesco de Rubertis, (iii) the Chief Executive Officer of the Company, and (iv) one (1) independent director, who shall as of the date of Amendment No. 1 to this Agreement be Marc D. Beer.  Without limiting the generality of the foregoing, at each annual meeting of the stockholders, and at each special meeting of the stockholders called in accordance with the provisions of the By-Laws for the purpose of electing directors of the Company, and at any time at which the stockholders have the right to, or shall, elect directors of the Company, then, and in each event, the Investors shall vote all Shares owned by them (or shall consent in writing in lieu of a meeting of stockholders, as the case may be) to set the number of, and to elect persons as, directors of the Company in accordance with this Section.  Each Investor with a right to so designate a director of the Company shall have the right to remove any such director and appoint one (1) natural person as an alternate member for each director appointed by such Investor.”

3.             Except as amended by this Amendment, the Agreement shall remain unchanged and continue in full force and effect.

4.             This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware (without reference to the conflicts of law provisions thereof).

5.             Any number of counterparts (including facsimile or electronic copies) of this Amendment may be signed and delivered, each of which shall be considered an original and which together shall constitute one and the same.